May 1, 2008

Ms. Nora Everett President Principal Funds, Inc. Principal Financial Group Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Life Insurance Company intends to purchase the following shares (the “Shares”):

	Purchase	Shares
	Amount	Purchased
Principal Investors Fund, Inc.-Money Market Fund, Class S	$10,000.00	10,000

Each share has a par value of $1.00 per share. In connection with such purchase, Principal Life Insurance Company represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL LIFE INSURANCE COMPANY /s/ Michael D. Roughton

BY________________________________ Michael D. Roughton